Exhibit 99.2

FINVOLUTION GROUP

F-1

FINVOLUTION GROUP
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND MARCH 31, 2025
(All amounts in thousands, except share data, or otherwise noted)

	Note	December 31, 2024	March 31, 2025	March 31, 2025
		RMB	RMB	US$ Note 2(f)
Assets
Cash and cash equivalents	2(h)	4,672,772	5,406,481	745,033
Restricted cash	2(i)	2,074,300	2,018,526	278,160
Short-term investments	2(j)	2,832,382	3,055,696	421,086
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB290,267 and RMB307,974 as of December 31, 2024 and March 31, 2025, respectively	6	2,405,880	2,641,636	364,027
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB426,949 and RMB432,418 as of December 31, 2024 and March 31, 2025, respectively	2(s)	1,639,591	1,537,306	211,846
Loans receivable, net of credit loss allowance for loans receivable of RMB226,467 and RMB263,237 as of December 31, 2024 and March 31, 2025, respectively	4	4,157,621	3,760,389	518,195
Property, equipment and software, net		623,792	616,120	84,904
Right of use assets		36,826	37,668	5,191
Intangible assets	5	137,298	147,898	20,381
Goodwill		50,411	50,411	6,947
Investments	2(l)	1,173,003	1,141,890	157,357
Deferred tax assets	9	2,513,865	2,795,057	385,169
Prepaid expenses and other assets		1,289,380	1,221,091	168,271
Total assets		23,607,121	24,430,169	3,366,567
Liabilities and Shareholders’ Equity:
Deferred guarantee income (including deferred guarantee income of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB1,283,000 and RMB1,111,387 as of December 31, 2024 and March 31, 2025, respectively)	2(s)	1,515,950	1,381,146	190,327
Liability from quality assurance commitment (including liability from quality assurance commitment of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB2,591,768 and RMB2,636,012 as of December 31, 2024 and March 31, 2025, respectively)	2(s)	2,964,116	2,995,732	412,823
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB153,686 and RMB103,553 as of December 31, 2024 and March 31, 2025, respectively)		290,389	190,907	26,308
Taxes payable (including taxes payable of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB561,475 and RMB810,495 as of December 31, 2024 and March 31, 2025, respectively)		705,928	947,691	130,595
Funds payable to investors of consolidated trusts (including funds payable to investors of consolidated trusts of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB793,720 and RMB571,491 as of December 31, 2024 and March 31, 2025, respectively)		796,122	571,678	78,779
Contract liabilities (including contract liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB10,185 and RMB3,582 as of December 31, 2024 and March 31, 2025, respectively)	2(t)	10,185	3,582	494

F-2

FINVOLUTION GROUP
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND MARCH 31, 2025 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	December 31, 2024	March 31, 2025	March 31, 2025
		RMB	RMB	US$ Note 2(f)
Liabilities and Shareholders’ Equity (Continued)
Short-term borrowings		5,594	26,968	3,716
Amounts due to related parties (including amounts due to related parties of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB130 and RMB924 as of December 31, 2024 and March 31, 2025, respectively)	8	13,314	16,459	2,268
Leasing liabilities (including leasing liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB22,673 and RMB21,138 as of December 31, 2024 and March 31, 2025, respectively)		28,765	32,070	4,419
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB112,604 and RMB153,005 as of December 31, 2024 and March 31, 2025, respectively)	9	491,213	552,681	76,161
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB878,881 and RMB917,470 as of December 31, 2024 and March 31, 2025, respectively)		1,231,870	1,404,938	193,606
Dividends payable		-	510,201	70,308
Total liabilities		8,053,446	8,634,053	1,189,804
Commitments and contingencies	13
FinVolution Group shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2024 and March 31, 2025; 983,371,169 and 983,371,169 issued as of December 31, 2024 and March 31, 2025; 699,550,724 and 700,369,304 outstanding as of December 31, 2024 and March 31, 2025)	10	64	64	9
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2024 and March 31, 2025; 566,700,000 and 566,700,000 issued and outstanding as of December 31, 2024 and March 31, 2025)	10	39	39	5
Additional paid-in capital		5,815,437	5,854,162	806,725
Treasury stock (283,820,445 and 283,001,865 shares as of December 31, 2024 and March 31, 2025, respectively)	10	(1,765,542)	(1,772,993)	(244,325)
Statutory reserves	2(af)	852,723	852,723	117,508
Accumulated other comprehensive income		92,626	76,353	10,522
Retained earnings		10,208,717	10,444,922	1,439,349
Total FinVolution Group shareholders’ equity		15,204,064	15,455,270	2,129,793
Non-controlling interest		349,611	340,846	46,970
Total shareholders’equity		15,553,675	15,796,116	2,176,763
Total liabilities and shareholders’ equity		23,607,121	24,430,169	3,366,567

The accompanying notes form an integral part of these condensed consolidated financial statements.

F-3

FINVOLUTION GROUP UNAUDITED
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIODS ENDED March 31, 2024 AND 2025
(All amounts in thousands, except share data, or otherwise noted)

	Note	Three-month period ended March 31, 2024	Three-month period ended March 31, 2025	Three-month period ended March 31, 2025
		RMB	RMB	US$ Note 2(f)
Operating revenue:
Loan facilitation service fees	2(t)	985,940	1,477,798	203,646
Post-facilitation service fees	2(t)	465,192	380,614	52,450
Guarantee income	2(s)	1,346,115	1,099,514	151,517
Net interest income	2(n)	231,307	241,614	33,295
Other revenue	2(t)	136,527	281,501	38,792
Net revenues		3,165,081	3,481,041	479,700
Operating expenses:
Origination, servicing expenses and other cost of revenue	2(u)	(539,555)	(620,465)	(85,502)
Sales and marketing expenses	2(v)	(449,209)	(529,703)	(72,995)
General and administrative expenses	2(w)	(82,327)	(106,894)	(14,730)
Research and development expenses	2(x)	(120,495)	(126,041)	(17,369)
Credit losses for quality assurance commitment	2(s)	(1,198,099)	(1,011,615)	(139,404)
Provision for loans receivable	4	(81,285)	(85,414)	(11,770)
Provision for accounts receivable and contract assets	6	(65,662)	(117,718)	(16,222)
Total operating expenses		(2,536,632)	(2,597,850)	(357,992)
Other income
Other income, net		31,004	8,381	1,155
Profit before income tax expenses		659,453	891,572	122,863
Income tax expenses	9	(127,477)	(153,931)	(21,212)
Net profit		531,976	737,641	101,651
Net loss (profit) attributable to non-controlling interest shareholders		(4,275)	8,765	1,208
Net profit attributable to FinVolution Group’s ordinary shareholders		527,701	746,406	102,859

F-4

FINVOLUTION GROUP
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIODS ENDED March 31, 2024 AND 2025 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	Three-month period ended March 31, 2024	Three-month period ended March 31, 2025	Three-month period ended March 31, 2025
		RMB	RMB	US$ Note 2(f)

Net profit		531,976	737,641	101,651
Foreign currency translation adjustment, net of nil tax		11,132	(16,273)	(2,242)
Total comprehensive income		543,108	721,368	99,409
Total comprehensive loss attributable to non-controlling interest shareholders		(4,275)	8,765	1,208
Total comprehensive income attributable to FinVolution Group’s ordinary shareholders		538,833	730,133	100,617

Weighted average number of ordinary shares used in computing net profit per share
Basic		1,311,510,218	1,265,759,932	1,265,759,932
Diluted		1,341,193,159	1,315,948,116	1,315,948,116

Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic		0.40	0.59	0.08
Diluted		0.39	0.57	0.08

Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equals to five ordinary shares)
Basic		2.01	2.95	0.41
Diluted		1.97	2.84	0.39

The accompanying notes form an integral part of these condensed consolidated financial statements.

F-5

FINVOLUTION GROUP
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2025
(All amounts in thousands, except share data, or otherwise noted)

	Note	Issued ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Statutory	Retained	Non-controlling	Total shareholders’
		Share	Amount	capital	Share	Amount	income	reserve	earnings	interest	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2023		1,550,071,169	103	5,748,734	(223,676,230)	(1,199,683)	80,006	762,472	8,357,153	122,113	13,870,898
Repurchase of ordinary shares	10	-	-	-	(27,914,725)	(194,017)	-	-	-	-	(194,017)
Share-based compensation	11	-	-	30,289	-	-	-	-	-	-	30,289
Exercise of share-based compensation plans	11	-	-	(2,171)	745,005	2,171	-	-	-	-	-
Net profit		-	-	-	-	-	-	-	527,701	4,275	531,976
Dividends paid to shareholders		-	-	-	-	-	-	-	(441,331)	-	(441,331)
Foreign currency translation adjustment		-	-	-	-	-	11,132	-	-	-	11,132
Appropriation to statutory reserve		-	-	-	-	-	-	-	-	-	-
Capital injection from non-controlling interest		-	-	-	-	-	-	-	-	10,968	10,968
Balance as of March 31, 2024		1,550,071,169	103	5,776,852	(250,845,950)	(1,391,529)	91,138	762,472	8,443,523	137,356	13,819,915

F-6

FINVOLUTION GROUP
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2025 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	Issued ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Statutory	Retained	Non-controlling	Total shareholders’
		Share	Amount	capital	Share	Amount	income	reserve	earnings	interest	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2024		1,550,071,169	103	5,815,437	(283,820,445)	(1,765,542)	92,626	852,723	10,208,717	349,611	15,553,675
Repurchase of ordinary shares	10	-	-	-	(1,387,755)	(13,669)	-	-	-	-	(13,669)
Share-based compensation	11	-	-	34,679	-	-	-	-	-	-	34,679
Exercise of share-based compensation plans	11	-	-	4,046	2,206,335	6,218	-	-	-	-	10,264
Net profit		-	-	-	-	-	-	-	746,406	(8,765)	737,641
Dividends paid to shareholders		-	-	-	-	-	-	-	(510,201)	-	(510,201)
Foreign currency translation adjustment		-	-	-	-	-	(16,273)	-	-	-	(16,273)
Appropriation to statutory reserve		-	-	-	-	-	-	-	-	-	-
Capital reduction from non-controlling interest			-	-	-	-	-	-	-	-	-
Business Combination		-	-	-	-	-	-	-	-	-	-
Balance as of March 31, 2025		1,550,071,169	103	5,854,162	(283,001,865)	(1,772,993)	76,353	852,723	10,444,922	340,846	15,796,116

The accompanying notes form an integral part of these condensed consolidated financial statements.

F-7

FINVOLUTION GROUP
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2025
(All amounts in thousands, except share data, or otherwise noted)

	Three-month period ended March 31, 2024	Three-month period ended March 31, 2025	Three-month period ended March 31, 2025
	RMB	RMB	US$ Note 2(f)

Cash flows from operating activities:
Net profit	531,976	737,641	101,651
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Provision for loans receivable	81,285	85,414	11,770
Provision for accounts receivable and contract assets	65,662	117,718	16,222
Provision for quality assurance receivable	111,469	119,406	16,455
Depreciation and amortization	15,410	17,599	2,425
Amortization of right-of-use asset and interest of leasing liabilities	3,740	5,236	722
Change in fair value of short-term investments	14,269	7,453	1,027
Provision for investment	-	24,906	3,432
Gain or loss from investments	(12,051)	819	113
Net gain from investment in loans	(231,307)	(241,614)	(33,295)
Share-based compensation	30,289	34,679	4,779
Interest expense on short-term borrowings	44	200	28
Changes in operating assets and liabilities:
Accounts receivable and contract assets	14,266	(353,474)	(48,710)
Quality assurance receivable	(150,643)	(17,121)	(2,359)
Deferred tax assets	(200,522)	(281,192)	(38,749)
Prepaid expenses and other assets	67,731	20,673	2,849
Deferred guarantee income	(55,407)	(134,804)	(18,577)
Liability from quality assurance commitment	(217,863)	31,616	4,357
Payroll and welfare payable	(96,335)	(99,482)	(13,709)
Taxes payable	184,707	243,064	33,495
Contract liabilities	-	(6,603)	(910)
Leasing liabilities	(3,874)	(3,323)	(458)
Deferred tax liabilities	(7,344)	58,818	8,105
Accrued expenses and other liabilities	67,808	154,706	21,319
Net cash provided by operating activities	213,310	522,335	71,982
Cash flows from investing activities:
Collection of loans originated and held by the Group	1,571,374	3,099,694	427,149
Investment in loans originated and held by the Group	(1,254,808)	(2,545,116)	(350,726)
Proceeds from disposal of investments	3,938	10,454	1,441
Purchase of investments	(13,133)	(5,066)	(698)
Proceeds from short-term investments	3,046,574	949,457	130,839
Purchase of short-term investments	(2,423,857)	(1,180,224)	(162,639)
Purchase of property, equipment and software	(4,543)	(9,927)	(1,368)
Net funds paid on behalf of customers	150	(3,458)	(477)
Cash acquired from business combinations, net of cash paid	-	49,382	6,805
Net cash provided by investing activities	925,695	365,196	50,326

F-8

FINVOLUTION GROUP
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2025
(All amounts in thousands, except share data, or otherwise noted)

	Three-month period ended March 31, 2024	Three-month period ended March 31, 2025	Three-month period ended March 31, 2025
	RMB	RMB	US Note 2(f)

Cash flows from financing activities:
Cash received from investors - consolidated trusts	-	133,000	18,328
Cash paid to investors - consolidated trusts	(108,056)	(374,800)	(51,649)
Net funds held for customers	(18,995)	25,994	3,582
Cash received from short-term borrowings	5,752	26,646	3,672
Repayment of short-term borrowings	(5,795)	(5,766)	(795)
Repurchase of ordinary shares	(194,017)	(13,669)	(1,884)
Proceeds from exercise of share options	-	10,264	1,414
Capital injection from non-controlling interest shareholders	10,968	-	-
Net cash used in financing activities	(310,143)	(198,331)	(27,332)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8,204)	(11,265)	(1,554)
Net increase in cash, cash equivalents and restricted cash	820,658	677,935	93,422
Cash, cash equivalents and restricted cash at beginning of period*	6,769,390	6,747,072	929,771
Cash, cash equivalents and restricted cash at end of period	7,590,048	7,425,007	1,023,193
Supplemental disclosure of cash investing and financing activities
Cash paid for interest including interest paid to investors of consolidated trusts	(4,302)	(8,756)	(1,207)
Cash paid for income taxes	(146,438)	(132,146)	(18,210)
Supplemental disclosure of non-cash investing and financing activities
Payable for purchase of intangible assets	5,000	5,000	689

*As of December 31, 2023, cash and cash equivalents and restricted cash are RMB5.0 billion and RMB1.8 billion, respectively.

The accompanying notes form an integral part of these condensed consolidated financial statements.

F-9

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and organization

FinVolution Group (the “Company”) is an investment holding company and with its consolidated subsidiaries and the consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) operates an online consumer finance marketplace through its platform (www.ppdai.com) and PPDai mobile application registered in the People’s Republic of China (the “PRC” or “China”). The Company has been listed on the New York Stock Exchange in the United States of America since November 2017. The Company had power to direct activities of a number of VIEs through a series of commercial agreements (the “VIE Agreements”) entered into between certain subsidiaries of the Group (the “WOFEs”), the VIEs and nominal shareholders of the VIEs.

As of March 31, 2025, the Company’s principal subsidiaries and the consolidated VIEs are as follows:

Name	Percentage of direct or indirect economic interest	Date of incorporation	Place of incorporation

Subsidiaries
FinVolution (HK) Limited (“FinVolution HK”)	100%	June 12, 2012	Hong Kong, China
Bluebottle Limited	100%	December 12, 2017	Hong Kong, China
Beijing Prosper Investment Consulting Co., Ltd. (“Beijing Prosper”)	100%	August 21, 2012	Beijing, China
Shanghai Guangjian Information Technology Co., Ltd. (“Shanghai Guangjian”)	100%	June 5, 2017	Shanghai, China
Shanghai Shanghu Information Technology Co., Ltd. (“Shanghai Shanghu”)	100%	June 15, 2017	Shanghai, China
Shanghai Manyin Information Technology Co., Ltd. (“Shanghai Manyin”)	100%	February 12, 2018	Shanghai, China
PT Pembiayaan Digital Indonesia	80%	June 5, 2018	Jakarta, Indonesia
Hainan Shanghu Information Technology Co., Ltd. (“Hainan Shanghu”)	100%	August 1, 2018	Hainan, China
Consolidated VIEs
Beijing Paipairongxin Investment Consulting Co., Ltd. (“Beijing Paipairongxin”)	100%*	June 15, 2012	Beijing, China
Shanghai Zihe Information Technology Group Co., Ltd. (“Shanghai Zihe”)	100%*	July 6, 2017	Shanghai, China
Shanghai Ledao Technology Co., Ltd. (“Shanghai Ledao”)	100%*	January 10, 2019	Shanghai, China
Consolidated VIEs’ principal subsidiaries
Shanghai PPDai Financial Information Services Co., Ltd. (“Shanghai PPDai”)	100%*	January 18, 2011	Shanghai, China
Hefei PPDai Information Technology Co., Ltd.	100%*	December 19, 2016	Anhui, China
Shanghai Erxu Information Technology Co., Ltd. (“Shanghai Erxu”)	100%*	April 28, 2018	Shanghai, China
Fujian Zhiyun Financing Guarantee Co., Ltd. (“Fujian Zhiyun”)	100%*	November 21, 2019	Fujian, China

* Have power to direct activities via contractual relationships

F-10

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies

(a) Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In the opinion of the Group’s management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Group’s financial position as of March 31, 2025 and results of operations for the three-month periods ended March 31, 2025 and 2024, and cash flows for the three months periods ended March 31, 2025 and 2024. The condensed balance sheet data as of December 31, 2024 was derived from audited financial statements, but does not include all disclosures from the annual financial statements.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, previously filed with the Securities and Exchange Commission (“SEC”).

Reclassifications

Certain prior period amounts have been reclassified in order to conform with the current period presentation. These reclassifications have no impact on the Group’s previously reported consolidated net results.

Change in Presentation of Consolidated Statements of Cash Flows

During the fourth quarter of 2024, the Group elected to change its presentation of the cash flows associated with net funds received on behalf of customers that disbursed out later as financing activities and net funds paid in advance on behalf of customers that was subsequently reimbursed as investing activities within its consolidated statements of cash flows.

Following on this change, the amount of RMB18,995 as of March 31, 2024 was adjusted from changes in accrued expenses and other liabilities to net funds held for customers. The net cash used in financing activities is therefore changed from RMB291,148 as previously reported to RMB310,143 for the three-month periods ended March 31, 2024.

The amount of RMB150 as of March 31, 2024 was adjusted from changes in prepaid expenses and other assets to net funds paid on behalf of customers. The net cash provided by investing activities is therefore changed from RMB925,545 to RMB925,695 for the three-month periods ended March 31, 2024.

The net cash provided by operating activities is adjusted from RMB194,465 as previously reported to RMB213,310 for the three-month periods ended March 31, 2024.

(b) Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the WOFEs and the consolidated VIEs, for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

The Company depends on a series of contractual arrangements to provide the WOEFs with a “controlling financial interest” in the VIEs, as defined in FASB ASC 810, making it the primary beneficiary of the VIEs. The contractual arrangements provide the Company with the power to direct the activities that most significantly impact the economic performance of the VIEs and with the obligation to absorb losses or the right to receive benefits from the VIEs that could potentially be significant to the VIEs and as such they are the primary beneficiary and consolidate the VIEs for financial reporting.

F-11

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

All transactions and balances among the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

Details of the VIE structure are set forth below:

i) VIE Agreements that give the Company the power to direct the activities that most significantly impact the economic performance of the VIEs

Business Operation Agreement

Pursuant to the relevant business operation agreements, the shareholders of the VIEs agree that to the extent permitted by law, they will accept and unconditionally execute the WOFEs’ instructions on business operations, such as appointment of directors and executive officers. They further agree that, without the WOFEs’ prior written consent, the VIEs will not take any action that may have material adverse effects on their assets, businesses, human resources, rights, obligations, or business operations. The shareholders of the VIEs agree to transfer any dividends or other similar income or interests they receive as the shareholders of the VIEs, if any, immediately and unconditionally to the WOFEs. This agreement also requires each of the shareholders of the VIEs to issue an irrevocable power of attorney authorizing the WOFEs or any person(s) designated by the WOFEs to execute shareholders’ rights on behalf of such shareholder. Unless the WOFEs terminate this agreement in advance, the agreement will remain effective until the VIEs are dissolved pursuant to PRC law.

Power of Attorney

Pursuant to each power of attorney, each shareholder of the VIEs have irrevocably appointed the WOFEs or any persons designated by the WOFEs to act as such shareholder’s attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, appointing directors, supervisors and officers of the VIEs as well as the right to sell, transfer, pledge and dispose all or a portion of the shares held by Nominee Shareholder. The power of attorney will remain in force for ten years unless early terminated by the WOFEs. The term of the power of attorney can be extended at the WOFEs’ option until the VIEs are dissolved in accordance with PRC law and regulation.

Exclusive Option Agreement

Pursuant to the exclusive option agreements, the Nominee Shareholders of the VIEs granted the WOFEs or any third party designated by the WOFEs the exclusive and irrevocable right to purchase from the Nominee Shareholders, to the extent permitted by PRC law and regulations, all or part of its respective equity interests in the VIEs for a purchase price equal to the registered capital. The Nominee Shareholders will then return the purchase price to the WOFEs or any third party designated by the WOFEs after the option is exercised. The WOFEs may transfer all or part of its option to a third party at its own option. The VIEs and the Nominee Shareholders agree that without prior written consent of the WOFEs, they may not transfer or otherwise dispose the equity interests or declare any dividend. The exclusive option agreement will remain effective until the WOFEs or any third party designated by the WOFEs acquire all equity interest of the VIEs.

F-12

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

i) VIE Agreements that give the Company the power to direct the activities that most significantly impact the economic performance of the VIEs (continued)

Equity Pledge Agreement

Pursuant to relevant equity pledge agreements, each shareholder of the VIEs has pledged all of his or her equity interest held in the VIEs to the WOFEs to guarantee his or her obligations under the business operation agreement, the power of attorney, exclusive option agreement and the exclusive technology consulting and service agreement. In the event that the VIEs breach any obligations under these agreements, the WOFEs as the pledgee, will be entitled to request immediate disposal of the pledged equity interests and have priority to be compensated by the proceeds from the disposal of the pledged equity. The Nominee Shareholders may not dispose of the equity interests or create or permit any pledges which may have an adverse effect on the rights or benefits of the WOFEs without the prior written consent of the WOFEs. The relevant share pledge agreements will remain effective until the VIEs and its Nominee Shareholders discharge all of their obligations under the VIE Agreements and the pledgee consents such discharge in writing.

ii) VIE Agreement that give the Company the obligation to absorb losses or the right to receive benefits from the VIEs that could potentially be significant to the VIEs

Exclusive technology consulting and service agreement

Pursuant to the exclusive technology consulting and service agreements, WOFEs have the exclusive right to provide the VIEs and their subsidiaries (as designated in the agreement) with technical support, consulting services and other services. The WOFEs shall exclusively own any intellectual property arising from the performance of the agreement. During the term of this agreement, the VIEs and their designated subsidiaries may not accept any services covered by this agreement provided by any third party. The VIEs and their designated subsidiaries agree to pay service fees equal to 100% of the net profit generated or otherwise determined by the WOFEs. Except by mutual agreement upon early termination by parties in writing, the exclusive business cooperation agreement will remain effective until the VIEs and their designated subsidiaries are dissolved in accordance with PRC law and regulation.

Based on these contractual agreements, the Company believes that the VIEs as described above should be considered as VIEs because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. Given that the Company, through the WOFEs, is the primary beneficiary of these VIEs, the Company believes that these VIEs should be consolidated based on the structure as described above.

F-13

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

The Group has established a series of trusts administrated by third-party trust companies. Since these trusts make loans solely to borrowers referred by the Group to provide returns to the trust beneficiaries, the Group has power to direct the activities of the trusts. In addition, the Group has the obligation to absorb losses or the right to receive benefits from the trusts that could potentially be significant to the trusts. As a result, the Group is considered the primary beneficiary of the trusts and their assets including loans receivable (Note 4), liabilities, results of operations and cash flows are consolidated under Accounting Standards Codification (“ASC”) 810.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries (including the consolidated trusts), which are included in the Group’s consolidated financial statements. Transactions between the VIEs (including the consolidated trusts) and their subsidiaries are eliminated in the balances presented below:

	December 31, 2024	March 31, 2025
	RMB	RMB

Cash and cash equivalents	2,343,220	3,031,827
Restricted cash	1,889,665	1,723,868
Short-term investments	1,653,847	1,663,179
Accounts receivable and contract assets	2,106,533	2,282,199
Quality assurance receivable	1,100,960	957,569
Property, equipment and software, net	489,931	490,388
Intangible assets	48,932	59,532
Right of use assets	23,995	21,389
Loans and receivables, net of credit loss allowance for loans receivables	3,499,667	3,229,619
Investments	972,952	937,539
Investment in subsidiaries	113,571	114,820
Deferred tax assets	2,042,468	2,568,418
Amounts due from Group companies	2,457,600	2,503,305
Amounts due from related parties	952	274
Prepaid expenses and other assets	816,569	784,593
Total assets	19,560,862	20,368,519

Deferred guarantee income	1,283,000	1,111,387
Liability from quality assurance commitment	2,591,768	2,636,012
Payroll and welfare payable	153,686	103,553
Taxes payable	561,475	810,495
Funds payable to investors of consolidated trusts	793,720	571,491
Contract liabilities	10,185	3,582
Deferred tax liabilities	112,604	153,005
Leasing liabilities	22,673	21,138
Amounts due to Group companies	7,533,335	8,255,771
Amounts due to related parties	130	924
Accrued expenses and other liabilities	878,881	917,470
Total liabilities	13,941,457	14,584,828

F-14

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

	Three-month periods ended March 31, 2024	Three-month periods ended March 31, 2025
	RMB	RMB

Third-party revenues	2,349,405	2,652,032
Group company revenues	155,033	79,076
Net revenues	2,504,438	2,731,108
Third-party expenses	(868,602)	(998,449)
Group company expenses	(400,964)	(1,003,438)
Related party expenses	-	-
Provision for accounts receivable and contract assets	(26,921)	(53,940)
Provision for loans receivable	(14,259)	(39,243)
Credit losses for quality assurance commitment	(983,577)	(710,292)
Total operating expenses	(2,294,323)	(2,805,362)
Income from subsidiaries	3,679	1,250
Income (loss) from operations	213,794	(73,004)
Other income, net	27,773	(9,209)
Profit (loss) before income tax expense	241,567	(82,213)
Income tax expenses	(52,823)	15,221
Net profit (loss) attributable to Group’s shareholders	188,744	(66,992)
Net loss attributable to non-controlling interests	-	455
Net profit (loss) attributable to Finvolution Group’s ordinary shareholders	188,744	(66,537)

	Three-month periods ended March 31, 2024	Three-month periods ended March 31, 2025
	RMB	RMB

Cash used in operating activities under service agreements for Group companies	(74,801)	(1,272,654)
Cash provided by operating activities under service agreements for Group companies	139,015	1,107,131
Net cash provided by operating activities for third-parties	233,098	391,035
Net cash provided by (used in) operating activities	297,312	225,512
Collection of loans from Group companies	80,628	80,252
Cash paid as loans extended to Group companies	(114,839)	(81,441)
Other investing activities	170,988	539,835
Net cash provided by (used in) investing activities	136,777	538,646
Repayment of loans to Group companies	(3,041,596)	(248,099)
Cash received as loans from Group companies	3,562,524	239,751
Other financing activities	(108,056)	(233,000)
Net cash (used in) provided by financing activities	412,872	(241,348)

F-15

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

Under the VIE Arrangements, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves, if any. As the VIEs are incorporated as limited liability company under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Currently there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by the VIEs and their subsidiaries, the Company has provided and will continue to provide financial support to the VIEs. VIEs’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include leasehold improvements, computers and network equipment and purchased intangible assets which are recognized in the Company’s consolidated balance sheet. The unrecognized revenue-producing assets mainly consist of copyrights, trademarks and operation licenses which are not recorded in the financial statements of VIEs as they did not meet the recognition criteria set in ASC 350-30-25.

(c) Business combinations and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

When there is a change in ownership interests that result in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

F-16

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(c) Business combinations and non-controlling interests (continued)

For the Company’s majority-owned subsidiaries and the consolidated VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated income statements includes the net income (loss) attributable to non-controlling interests and mezzanine equity holders when applicable. Net income (loss) attributable to mezzanine equity holders is included in net income (loss) attributable to non-controlling interests on the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders’ equity. The cumulative results of operations attributable to non-controlling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

(d) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

Financial statements amounts that reflect accounting estimates and assumptions include revenue recognition, measurement for provisions and liabilities in scope for ASC Topic 326 including credit loss provision for quality assurance receivables, loan receivables and accounts receivable and contract assets as well as liability from quality assurance commitment, valuation allowance for deferred tax assets, determination of uncertain tax positions, and valuation of share-based awards. Such accounting estimates are impacted by judgements and assumptions used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates. Changes in estimates are recorded in the period they are identified.

(e) Foreign currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The US$ is the functional currency of the Group’s entities incorporated in Cayman Islands and Hong Kong, the Indonesian Rupiah (IDR Rp) is the functional currency of the Group’s Indonesia subsidiaries and the RMB is the functional currency of the Group’s PRC subsidiaries.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ equity on the consolidated financial statements. The exchange rates used for translation on December 31, 2024 and March 31, 2025 were US$1.00= RMB7.1884 and RMB7.1782, IDR Rp1.00 = RMB0.000451 and RMB0.000437, respectively, representing the index rates stipulated by the People’s Bank of China.

F-17

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(f) Convenience translation

Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive income and consolidated statement of cash flows from RMB into US$ as of and for the three-month period ended March 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2567, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2025, or at any other rate.

(g) Significant risks and uncertainties

Risk of concentration

As of December 31, 2024 and March 31, 2025, the majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC, Indonesia and the Philippines, which management considers to be of high credit quality. Accounts receivable and contract assets are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC. No individual customer accounted for more than 10% of net revenues as of December 31, 2024 and March 31, 2025. No individual customer accounted for more than 10% of accounts receivable and contract assets as of December 31, 2024 and March 31, 2025. As of March 31, 2025, approximately 84% of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in the financial institutions in the PRC and the remaining cash and cash equivalents and restricted cash were held in financial institutions outside the PRC.

Risk of uncertainties

In October 2019, the China Banking and Insurance Regulatory Commission, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies (“Circular 37”), which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business or provide financing guarantee services in a disguised form without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business. Such entity might also be subject to penalties including fines and confiscation of illegal gains if applicable. In the Group’s collaboration with institutional funding partners, in order to attract and maintain such business relationship, the Group currently provides quality assurance commitment mainly through (i) repurchase of default loans from third-party guarantee companies which provide guarantee for the loans from institutional funding partners and (ii) setting aside security deposits with third-party guarantee companies to ensure the Group has enough cash to perform its repurchase obligation if the borrowers introduced by the Group default. Due to the lack of legal interpretation for financing guarantee in a disguised form, there is uncertainty related to whether such quality assurance commitment provided to institutional funding partners constitutes a financing guarantee in a disguised form. If the quality assurance commitment provided by the Group were determined to be a financing guarantee in a disguised form, the Group’s business, financial condition, results of operations and liquidity will be materially and adversely affected.

In order to reduce the compliance risk under Circular 37, the Group incorporated three licensed financial guarantee companies since 2019, which, since the incorporation, provide direct guarantees for certain loans funded by the institutional funding partners. Following several rounds of capital injection, the registered capital of the guarantee subsidiaries is RMB2.9 billion as of March 31, 2025. The Group will continue its effort to increase its guarantee capability by increasing the capital of its financial guarantee subsidiaries to continue reducing its risk of noncompliance.

F-18

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(h) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use. As of December 31, 2024 and March 31, 2025, the Group did not have any cash equivalents.

(i) Restricted cash

Restricted cash includes:

(i)	Cash held in escrow accounts that is jointly managed by the Group and institutional funding partners. As of December 31, 2024 and March 31, 2025, the restricted cash managed by the Group and institutional funding partners amounted to RMB864,440 and RMB772,128, respectively.

(ii)	Cash received via consolidated trusts that has not yet been distributed. As of December 31, 2024 and March 31, 2025, the restricted cash related to cash not yet distributed amounted to RMB701,928 and RMB655,086, respectively.

(iii)	Cash received from borrowers that has not yet been disbursed to institutional funding partners. As of December 31, 2024 and March 31, 2025, the restricted cash held as related to cash not yet disbursed amounted to RMB396,523 and RMB473,689, respectively.

The rest of the balance in restricted cash also includes cash received from investors or borrowers that has not yet been disbursed due to a settlement time lag.

(j) Short-term Investments

Short-term investments consist of investments in time deposits and wealth management products. Time deposits can be withdrawn at any time in full before maturity, and the interest rate would be different from the original agreed rate. The wealth management products are certain financial products with variable interest rates and principal not guaranteed with certain financial institutions. As of December 31, 2024 and March 31, 2025, the balance of short-term investments are RMB2,832,382 and RMB3,055,696, respectively, of which, the restricted balances are RMB412,974 and RMB415,436, respectively.

Realized and unrealized gain related to the short-term investments is recorded as other income in the consolidated statements of comprehensive income. RMB286 and RMB9,573 was recognized for the three-month periods ended March 31, 2024 and 2025, respectively.

F-19

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(k) Accounts receivable, contract assets and credit loss allowance

Accounts receivable and contract assets is related to the facilitation and post-facilitation service in relation to loans facilitated by the Group. Contract assets represent the Group’s right to consideration in exchange for services that the Group has transferred to the customer before payment is due. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled to in exchange for the services transferred to the customer.

Accounts receivable and contract assets is stated at the historical carrying amount net of write-offs and credit risk allowance. The Group establishes a credit loss allowance based on expectations of lifetime credit losses based on historical default experience, known or inherent risks in the portfolio, current economic conditions and macroeconomics forecasts as well as other factors surrounding the credit risk of borrowers.

(l) Investments

The Group has classified its investments into equity method investments and non-marketable equity investments.

The Group applies equity method in accounting for its investments in entities in which the Group has the ability to exercise significant influence but does not have control and the investments are in either common stock or in-substance common stock. Unrealized gains on transactions between the Group and an affiliated entity are eliminated to the extent of the Group’s interest in the affiliated entity, unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group accounts for private equity funds using the equity method of accounting unless the Group’s interest is so minor that the Group may have virtually no influence over partnership operating and financial policies.

Non-marketable equity investments are investments in privately held companies without readily determinable market values. They are measured at cost minus impairments, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or a similar investment of the same issuer. The changes in the fair value of non-marketable equity investments are recognized in the consolidated statement of comprehensive income.

The following table sets forth the investments that the Group holds as of December 31, 2024 and March 31, 2025, respectively.

	December 31, 2024	March 31, 2025

Equity method investments	193,062	153,963
Non-marketable equity investments	979,941	987,927
	1,173,003	1,141,890

Equity method investments

As of December 31, 2024 and March 31, 2025, the Group made investments in several private equity funds and accounted these investments as equity method investments as the Group has ability to significantly influence the operations or financial activities of the investees. As of December 31, 2024 and March 31, 2025, the Group recognized an impairment loss of nil and nil for equity method investments, respectively.

F-20

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(l) Investments (continued)

Non-marketable equity investments

As of December 31, 2024 and March 31, 2025, the Group primarily made investments of no more than 10% of equity interest in several non-listed companies. These investments were accounted for as non-marketable equity investment using measurement alternative because these investments do not have readily determinable fair value and the Group does not have significant influence over the investees. As of December 31, 2024 and March 31, 2025, the Group recognized an impairment loss of nil and nil for non-marketable equity investments, respectively.

(m) Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, quality assurance receivable, loans receivable, accounts receivable, quality assurance payable, deferred guarantee income, liability from quality assurance commitment, short-term borrowings and other liabilities.

Short-term investments

The short-term investments consist of time deposits and wealth management products. The short-term investments are measured at fair value.

Other financial instruments

The carrying amounts of financial instruments other than short-term investments, approximate their fair values due to the short-term maturities of these instruments.

F-21

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(m) Fair value measurement (continued)

Assets and liabilities measured at fair value on a recurring basis

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2024

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB

Assets
Short-term investments	-	2,832,382	-	2,832,382

March 31, 2025

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB

Assets
Short-term investments	-	3,055,696	-	3,055,696

The Group values its short-term investments held in certain banks using quoted rate of return or quoted subscription/redemption prices published by the banks for these products, and accordingly, the Group classifies such short-term investments as Level 2 within the fair value hierarchy based on the nature of the fair value inputs.

Assets and liabilities measured at fair value on a non-recurring basis

Non-marketable equity investments are measured at fair value on a non-recurring basis. The following table sets forth the unrealized gains and losses from remeasurement (referred to as upward or downward adjustments) recorded as adjustments to the carrying value of non-marketable equity investments held for the three-month periods ended March 31, 2024 and 2025 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

For the three-month periods ended March 31,
	2024	2025

Upward adjustments	-	-
Downward adjustments (including impairment)	-	-
Total unrealized gain (losses)	-	-

F-22

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(m) Fair value measurement (continued)

Assets and liabilities measured at fair value on a non-recurring basis (continued)

The following table sets forth the total carrying value of the Group’s non-marketable equity investments at fair value on a non-recurring basis held as of December 31, 2024 and March 31, 2025 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the securities:

	December 31, 2024	March 31, 2025

Initial cost basis	1,015,701	1,023,687
Upward adjustments	3,319	3,319
Downward adjustments (including impairment)	(39,079)	(39,079)
Total carrying value at the end of the period	979,941	987,927

(n) Net interest income

The Group, through consolidated trust plans (See Note 4), subsidiaries and consolidated VIEs, originate and hold loans.

Interest on loans receivable is accrued based on the contractual interest rates of the loan as earned. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date.

As the Group is the primary beneficiary of the trusts, the return of the other trust parties is recorded as interest expense. The interest expense is accrued based on the expected rate of return during the contractual term of the alternative investment products and the trusts.

The net interest income recorded in the consolidated statement of comprehensive income related to the loans originated by the Group recorded for the three-month periods ended March 31, 2024 and 2025 are as follows:

	For the three-month periods ended March 31,
	2024	2025
	RMB	RMB

Interest income	235,609	250,170
Less: Interest expense	(4,302)	(8,556)
Net interest income	231,307	241,614

(o) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method taking into account the estimated residual value, if any. The following table sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value

Office building	30 years	5%
Office furniture and equipment	3-5 years	5%
Computer and electronic equipment	3-5 years	5%
Leasehold improvement	shorter of remaining lease period or estimated useful life	Nil
Software	1-5 years	Nil

F-23

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(o) Property and equipment, net (continued)

Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation amortization are removed from the accounts and any resulting gain or loss is recognized in consolidated statement of comprehensive income.

(p) Intangible assets

As of March 31, 2025, the intangible assets held by the Group includes micro-lending license, factoring license, multi-finance license, collection license and insurance brokerage license which have indefinite useful life. The Group evaluates these indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. Impairment losses of long-lived assets related to intangible assets recognized for the three-month periods ended March 31, 2024 and March 31, 2025 were nil and nil, respectively.

(q) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and the consolidated VIEs. Goodwill is not amortized but is tested for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The guidance provides option that the Company may first assesse qualitative factors to determine whether it is necessary to perform quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value and the carrying value is recognized. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

(r) Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets other than goodwill and intangible assets with indefinite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets.

F-24

FINVOLUTION GROUP
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(s) Quality assurance obligations

For off-balance sheet loans funded by institutional funding partners, the Group provides quality assurance commitment to compensate them in the event of borrowers’ default in the form of 1) guarantee provided by third-party financial guarantee companies or financial guarantee company within the Group; or 2) insurance provided by third-party insurance company, if the insurance coverage is exhausted, a third party guarantee company will repay the institutional funding partner in full. In either cases, after the third-party guarantee companies repay the overdue amount, the Group is obligated to compensate the third-party guarantee companies at an amount equal to the repayment made to the institutional funding partners. In certain cases, the Group is also required to provide a security deposit at an amount equal to a certain percentage of the outstanding balance of loans the institutional funding partners funded to the borrowers referred by the Group. The Group might also be required to replenish such security deposit in the event the security deposit is used by the institutional funding partners to make up for the loss they incurred.

Deferred guarantee income and liability from quality assurance commitment

In accordance with ASC Topic 326, deferred guarantee income represents the stand ready component of the guarantee contracts that are determined in accordance with ASC Topic 460. At initial recognition, deferred guarantee income is recorded at the fair value of the guarantee contract. Subsequent to initial recognition, deferred guarantee income is released systematically as guarantee income in revenue in the consolidated statement of comprehensive income as the Group is released from the underlying risk.

Liability from quality assurance commitment represents the expected life time credit losses of the guarantee contract that are determined in accordance with ASC Topic 326, which are initially recorded separate from and in addition to deferred guarantee income at the amount equal to the expected lifetime credit losses of the underlying loans covered by the quality assurance obligation. The expected credit losses are determined based on historical default experience, known and inherent risks in the portfolio, current economic conditions and future macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. The liability is calculated at portfolio-level since the loan portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. Subsequent to initial recognition, the expected credit losses are adjusted for changes in expected lifetime credit losses. The initial recognition and adjustments made to liability from quality assurance commitment are recorded as provision for quality assurance commitment in the consolidated statement of comprehensive income. The table below sets forth the movement of deferred guarantee income and liability from quality assurance commitment for the three-month periods ended March 31, 2024 and 2025:

Deferred guarantee income:	Three-month periods ended March 31,
	2024	2025

Opening balance	1,882,036	1,515,950
Newly undertaken quality assurance obligations	1,290,708	964,710
Release of quality assurance obligations upon repayment	(1,346,115)	(1,099,514)
Ending balance	1,826,629	1,381,146

Liability from quality assurance commitment:	Three-month periods ended March 31,
	2024	2025

Opening balance	3,306,132	2,964,116
Provision for credit losses of quality assurance obligations	1,086,630	892,209
Payouts during the year	(3,014,476)	(2,131,805)
Recoveries during the year	1,709,983	1,271,212
Ending balance	3,088,269	2,995,732

F-25

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(s) Quality assurance obligations (continued)

As of March 31, 2025, the maximum potential future payments, including all outstanding principal and interests covered by the quality assurance obligations were RMB40,556,906.

Quality assurance receivable

A quality assurance receivable is recognized at loan inception at its fair value on a loan-by-loan basis. The Group establishes a credit loss allowance based on expectations of lifetime credit losses based on historical default experience, known or inherent risks in the portfolio, current economic conditions and macroeconomics forecasts as well as other factors surrounding the credit risk of borrowers.

The following table presents the Group’s quality assurance receivable as of December 31, 2024 and March 31, 2025:

	As of
	December 31, 2024	March 31, 2025

Quality assurance receivable	2,066,540	1,969,724
Allowance for credit losses for quality assurance receivable	(426,949)	(432,418)
Quality assurance receivable, net	1,639,591	1,537,306

The Group evaluates expected credit losses of quality assurance receivable on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents quality assurance receivables based on type of borrowers and delinquency as of December 31, 2024 and March 31, 2025:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total quality assurance receivable

December 31, 2024
New borrowers	15,289	1,980	1,878	1,990	21,137	545,255	566,392
Repeat borrowers	44,905	10,349	10,177	10,422	75,853	1,424,295	1,500,148
Total	60,194	12,329	12,055	12,412	96,990	1,969,550	2,066,540

March 31, 2025
New borrowers	13,936	1,709	1,790	1,626	19,061	561,633	580,694
Repeat borrowers	38,203	9,323	9,611	9,546	66,683	1,322,347	1,389,030
Total	52,139	11,032	11,401	11,172	85,744	1,883,980	1,969,724

F-26

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(s) Quality assurance obligations (continued)

The following table sets forth the movement in the allowance for credit losses for quality assurance receivable for the three-month periods ended March 31, 2024 and 2025, respectively:

	Three-month periods ended March 31,
	2024	2025

Beginning balance	529,392	426,949
Provision for credit losses	111,469	119,406
Write-offs	(95,136)	(113,937)
Ending balance	545,725	432,418

(t) Revenue recognition

The Group engages primarily in operating an online consumer finance marketplace by providing an online platform which matches borrowers with institutional funding partners, and assisting facilitation of loans to institutional funding partners on certain third-party online platforms. The Group determines that it is not the legal lender or legal borrower in the above process. Therefore, the Group generally does not record loan receivable and payable arising from the loans between institutional funding partners and borrowers on its balance sheets other than consolidated trusts (Note 4). Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”).

Revenue recognition policies for each type of services under ASC Topic 606 are discussed as follows:

Revenue from Single Loans

In accordance with a series contracts entered into among the borrowers, institutional funding partners and the Group, the Group generally provides the following services to the borrowers and institutional funding partners:

●	The Group operates a platform that enables borrowers and institutional funding partners to exchange information;
●	The Group collects information from borrowers, conduct credit assessment and match borrowers with institutional funding partners;
●	Once borrowers and institutional funding partners are matched, the Group is responsible for collect and transfer funds between borrowers and institutional funding partners;
●	The Group will also provide institutional funding partners with collection services upon borrowers’ default;
●	On monthly basis, the borrowers are obligated to pay transaction service fee and quality assurance contribution/guarantee fee on top of the principle and interest payment. In the event of early prepayment, the service fee and quality assurance contribution is adjusted accordingly.

F-27

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Revenue recognition (continued)

The Group determines its customers to be both institutional funding partners and borrowers. The Group charges the transaction service fee as part of the borrowers’ monthly repayment. In accordance with the relevant guidance in ASC Topic 606, the amounts associated with the quality assurance obligation is within the scope of ASC Topic 460 and should be accounted for in accordance with the provisions of that Topic. The services not within the scope of other Topics should be accounted for in accordance with the remaining provisions of ASC Topic 606 and the applicable revenue recognition guidance. The Group considers loan facilitation services (covering matching of institutional funding partners to borrowers and facilitating the execution of loan agreement between institutional funding partners and borrowers) and post-facilitation services (covering cash processing services and collection services) as two distinctive performance obligations in accordance with ASC Topic 606. The transaction price is first allocated to the quality assurance commitment and quality assurance program, if any, which is recorded at fair value in accordance with ASC Topic 460. Then the remaining considerations are allocated to the loan facilitation and post-facilitation services using their relative standalone selling prices. When estimating total consideration, the Group considers early termination scenarios based on historical early payment and other termination scenarios as the Group cannot receive the full contractual service fee amount under early termination, given the service fee is collected on a pro-rata basis upon early loan termination. Such service fee is determined to be variable consideration that meets the “probable of not reversing” threshold. As such, the Group recognizes revenue related to early termination based on its best estimate and true up adjustments are made from time to time. The Group does not have observable standalone selling price for the loan facilitation services or post-facilitation services because it does not provide loan facilitation services or post-facilitation services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves management judgfment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post facilitation services as the basis of revenue allocation. When estimating the selling prices, the Group makes certain assumptions mainly including estimates of the cost of providing the services.

The transaction price allocated to loan facilitation is recognized as revenue upon execution of loan agreements between institutional funding partners and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan on a straight line method, which approximates the pattern of when the underlying services are performed.

In addition to transaction service fee, the Group also receives fees on future events, such as collection fees. For loans with quality assurance obligation, as the quality assurance will compensate the institutional funding partners should the borrowers are delinquent, the collection fee is considered a variable consideration for the loan facilitation and post-facilitation performance obligations and therefore is included in the total transaction price which is allocated to these two performance obligation based on their relative standalone selling price. The collection fee is only probable of not reversing upon successful collection and as such is not included in the transaction price until then.

For the off-balance sheet loans funded by certain other institutional funding partners, where the Group does not provide credit enhancement to the institutional funding partners for the borrowers referred by the Group and takes no credit risks of borrowers in respect of principal and interests, the Group charges the service fees for loan facilitation at predetermined rates based on the performance of the underlying off-balance sheet loans. Such service fee is determined to be variable consideration that meets the “probable of not reversing” threshold. As such, the Group recognizes revenue related to such services based on its best estimate and true up adjustments are made when service fee amounts are confirmed by institutional funding partners.

F-28

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Revenue recognition (continued)

Other revenue

Other revenue primarily includes borrower referral fees. The Group refers borrowers that do not meet the Group’s risk appetite to other lending platforms, and charges a referral fee based on the loan origination volume, cost per-click or other performance based criteria. Such fee is recognized as other revenue upon loan origination, each click or other performance obligation is satisfied.

Revenue disaggregation analysis

	Three-month periods ended March 31,
	2024		2025
	With quality assurance obligation	Without quality assurance obligation	With quality assurance obligation	Without quality assurance obligation

Loan facilitation service fees	923,318	62,622	966,612	511,186
Post-facilitation service fees	458,260	6,932	284,506	96,108
Other revenue	28,572	97,219	31,129	250,372
	1,410,150	166,773	1,282,247	857,666

The following table sets forth the Group’s operating revenue from different service types:

Other revenue mainly includes borrowers referral fee which is without quality assurance obligation of RMB61,141 and RMB78,813 for the three-month periods ended March 31, 2024 and 2025, respectively.

Interest income (Note 2(n)) and guarantee income (Note 2(s)) is not included in the table above as it is not accounted for under ASC Topic 606.

Contract balances

Contract assets represent the Group’s right to consideration in exchange for facilitation and post-facilitation service that the Group has transferred to the customer before payment is due. Contract liabilities represent the Group’s obligation to transfer facilitation and post-facilitation service to the customer due to received payment. The timing of revenue recognition, scheduled payments, and cash collections results in contract assets and contract liabilities.

Practical expedient and exemptions

The Group generally expenses sales commission when incurred for loans with a term for one year or less. These costs are recorded within sales and marketing expenses.

The Group does not disclose the value of unsatisfied performance obligation as most of the loans facilitated through its platform with an original term of one year or less.

(u) Origination, servicing expenses and other cost of revenue

Origination, servicing expenses and other cost of revenue primarily consist of salaries and benefits of employees who facilitate loan origination, which include performing risk pricing, debt-collection service, customer service data processing, and data analysis, collection expenses for outsourced services, and other cost of revenue.

F-29

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2.Summary of significant accounting policies (continued)

(v) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses. Advertising and online marketing expenses, amounting to approximately RMB446,111 and RMB526,245 for the three-month periods ended March 31, 2024 and 2025, respectively, are charged to the consolidated statements of comprehensive income as incurred.

(w) General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, share-based compensation expenses, rental, professional service fees and other expenses.

(x) Research and development expenses

Research and development expenses consist primarily of payroll and related expenses for IT professionals involved in developing technology platform and website, server and other equipment depreciation, bandwidth and data center costs. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

(y) Share-based compensation

The Group follows ASC Topic 718, which requires all share-based payments to employees and directors, including grants of employee stock options, to be recognized as share-based compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. Under ASC Topic 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost is not recorded for that number of awards.

In accordance with ASC Topic 718, the Group recognize share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with services conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions. Compensation cost is accrued if it is probable that a performance condition will be achieved.

(z) Leases

The Group determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities, in the Group’s consolidated balance sheets. The Group does not have any finance leases for the three-month periods ended March 31, 2024 and 2025.

ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate, which it calculates based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Group has elected to adopt the following lease practical expedients: (i) elect for each lease to not separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements.

F-30

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2.Summary of significant accounting policies (continued)

(aa) Government grants and subsidy income

The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the consolidated statement of comprehensive income in the period the cash is received. The government grants received by the Group amounting to RMB5,706 and RMB6,359 for the three-month periods ended March 31, 2024 and 2025, respectively.

(ab) Taxation

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income in the period of the enactment of the change.

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expenses.

F-31

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2.Summary of significant accounting policies (continued)

(ac) Net profit per share

Basic net profit per share is computed by dividing net profit attributable to FinVolution Group’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net profit is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted net profit per share is calculated by dividing net profit attributable to FinVolution Group’s ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(ad) Segment reporting

The Group’s chief operating decision maker (CODM), the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and therefore, the Group only has one reportable segment at the consolidated level. Accordingly, the Group’s CODM uses consolidated net profit to measure segment profit or loss, allocate resources and assess performance. Significant segment expenses are the same as these presented under operating expenses in the consolidated statements of comprehensive income, and the difference between net revenue less the significant segment expenses and consolidated net profit are the other segment items. Most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from within the PRC. For geographic information, please refer to Note 16.

(ae) Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. In the event that treasury shares are reissued at an amount different from the cost the Company paid to repurchase the treasury shares, the Company will recognize the difference in additional paid-in capital by using first-in, first-out method. The treasury shares account includes 283,820,445 and 283,001,865 ordinary shares mainly for the purpose of exercise of share-based compensation plans as of December 31, 2024 and March 31, 2025, respectively.

(af) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary’s registered capital. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the three-month preiods ended March 31, 2024 and 2025, appropriations to the general reserve amounted to nil and nil, respectively.

F-32

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

3. Business Combination

The Group, through one of its subsidiaries, has entered into a share purchase agreement to purchase 100% interest of Guangzhou Pingan Haodai Microloan Co., Ltd. from Ping An Financial Technology Co., Ltd (“Ping An FinTech”). After the acquisition, Guangzhou Pingan Haodai Microloan Co., Ltd changed its name to Guangzhou FinVo Internet Microloan Co., Ltd. (“Guangzhou FinVo”). In accordance with ASC 805, the acquisition of Guangzhou FinVo had been accounted for as a business combination. As of March 31, 2025, the Group has paid the majority of the consideration amounted to RMB408.4 million and is able to control 100% of the voting rights of Guangzhou FinVo thus controlling Guangzhou FinVo. The Group has hence consolidated Guangzhou FinVo thereof.

The allocation of the purchase price in aggregate is as follows:

	As of acquisition date	Amortization years
	RMB

Identifiable assets acquired
Identifiable intangible asset*	10,600	Indefinite
Cash	400,621
Other asset	1,543
Identifiable liabilities assumed
Deferred tax liability	(2,650)
Other liability	(333)
Total purchase price	409,781

*The intangible asset mainly refers to the Micro-Lending License of Guangzhou FinVo that qualify the “contractual-legal” criterion. It is recognized at fair value.

4. Loans receivable, net

Loans receivable originated and retained by the Group consist of the following:

	December 31, 2024	March 31, 2025
	RMB	RMB

Loans	4,384,088	4,023,626
Credit loss allowance for loans receivable	(226,467)	(263,237)
Loans receivable, net	4,157,621	3,760,389

As of December 31, 2024 and March 31, 2025, the entire loans receivable balance represents the outstanding loans made to the borrowers from consolidated trusts and subsidiaries of the Group. As part of the Group’s efforts to develop new product offerings, a series of trusts were established and administrated by third-party trust companies. These trusts make loans solely to borrowers referred by the Group to provide returns to the trust beneficiaries. As such, the Group has power to direct the activities of the trusts. In addition, the Group has the obligation to absorb losses or the right to receive residual benefits from certain trusts that could potentially be significant to these trusts. As a result, the Group is considered the primary beneficiary of the trusts and their assets, liabilities, results of operations and cash flows are consolidated accordingly.

The following table sets forth the activity in the allowance for loan losses for the three-month periods ended March 31, 2024 and 2025.

	Three-month periods ended March 31,
	2024	2025
	RMB	RMB

Beginning balance	214,550	226,467
Provision for loans receivable	81,285	85,414
Current period write off	(91,571)	(48,644)
Ending balance	204,264	263,237

F-33

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

4. Loans receivable, net (continued)

The Group evaluates expected credit losses of loans receivable on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents loans receivable based on type of borrowers and delinquency as of December 31, 2024 and March 31, 2025:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total loans receivable

December 31, 2024
New borrowers	23,755	1,422	1,501	1,427	28,105	537,047	565,152
Repeat borrowers	54,461	4,645	3,687	3,702	66,495	3,752,441	3,818,936
Total	78,216	6,067	5,188	5,129	94,600	4,289,488	4,384,088

March 31, 2025
New borrowers	34,539	2,955	2,097	1,726	41,317	600,424	641,741
Repeat borrowers	90,860	5,674	4,446	3,667	104,647	3,277,238	3,381,885
Total	125,399	8,629	6,543	5,393	145,964	3,877,662	4,023,626

As of December 31, 2024 and March 31, 2025, loans receivable amounting to RMB16,384 and RMB20,565 were past due for 90 days or more with no interest accrued. Interest income for non-accrual loans receivable is recognized on a cash basis. For the three-month periods ended March 31, 2024 and 2025, interest income earned from non-accrual loans receivable were not material.

Management performs a quarterly evaluation of the adequacy of credit loss allowance for loans receivable based on expectations of lifetime credit losses based on historical default experience, known or inherent risks in the portfolio, current economic conditions and macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. When forecasting macroeconomic factors, management primarily considered gross domestic product, consumer price index and other pertinent factors such as money supply wherein M1 money supply was determined to be the most relevant to the Group’s business. The allowance is calculated at portfolio-level since the loan portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment.

5. Intangible assets

Intangible assets consist of the following:

	December 31, 2024	March 31, 2025
	RMB	RMB

Micro-Lending License	77,760	88,360
Insurance Brokerage License	34,667	34,667
Multi-finance License	19,490	19,490
Collection License	5,116	5,116
Factoring License	265	265
Total	137,298	147,898
Less: impairment	-	-
Intangible assets	137,298	147,898

F-34

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

6. Accounts receivable and contract assets

The following table presents the accounts receivable and contract assets as of December 31, 2024 and March 31, 2025:

	December 31, 2024	March 31, 2025
	RMB	RMB

Accounts receivable and contract assets	2,696,147	2,949,610
Credit loss allowance for accounts receivable and contract assets	(290,267)	(307,974)
Accounts receivable and contract assets, net	2,405,880	2,641,636

The Group evaluates expected credit losses of accounts receivable and contract assets on a collective basis based on the type of customers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer may change during the life of the portfolio. The following table presents accounts receivable and contract assets based on type of customers and delinquency as of December 31, 2024 and March 31, 2025:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total accounts receivable and contract assets

December 31, 2024
New borrowers	14,634	2,221	2,027	2,013	20,895	255,828	276,723
Repeat borrowers	59,548	13,705	13,259	13,479	99,991	1,695,512	1,795,503
Institutions	-	-	-	-	-	623,921	623,921
Total	74,182	15,926	15,286	15,492	120,886	2,575,261	2,696,147

March 31, 2025
New borrowers	13,357	2,225	2,250	1,950	19,782	328,131	347,913
Repeat borrowers	56,355	12,845	13,032	12,715	94,947	1,543,772	1,638,719
Institutions	-	-	-	-	-	962,978	962,978
Total	69,712	15,070	15,282	14,665	114,729	2,834,881	2,949,610

F-35

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

6. Accounts receivable and contract assets (continued)

As disclosed in note 2(k), the Group writes-off the domestic and overseas accounts receivable and contract assets and the related allowance when the accounts receivables and contract assets are delinquent for 180 days or more and 30 days or more, respectively.

The following table sets forth the movement of credit loss allowance for accounts receivable and contract assets for the three-month periods ended March 31, 2024 and 2025, respectively:

	Three-month periods ended March 31,
	2024	2025
	RMB	RMB

Beginning balance	310,394	290,267
Provision for accounts receivable and contract assets	65,662	117,718
Current period write-off	(86,710)	(100,011)
Ending balance	289,346	307,974

7. Employee benefits

The full time employees of the Group are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contribution to the state-sponsored pension and medical plans. The total amounts charged to the consolidated statements of comprehensive income for such employee benefits amounted to approximately RMB49,278 and RMB55,356 for the three-month periods ended March 31, 2024 and 2025, respectively.

F-36

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

8. Related party balances and transactions

The Group conducts transactions with multiple related parties, and only amounts and balances of major transactions are shown below:

Amounts earned by the Group

	Three-month periods ended March 31,
	2024	2025
	RMB	RMB

Fuzhou Rongheng[4]
- Mediation service fees	-	80

Amounts due to related parties

	December 31, 2024	March 31, 2025
	RMB	RMB

PPcredit[1]	6	-
Gouya[2]	124	124
Shaanxi Zhengyan[5]	-	400
Fuzhou Chengxunda[6]	-	400
Halodo[3]	13,184	15,535
Total	13,314	16,459

Amounts due from related parties

	December 31, 2024	March 31, 2025
	RMB	RMB

PPcredit	444	190
Fuzhou Rongheng	508	85
Halodo	16,755	16,731
Total	17,707	17,006

1 PPcredit Data Service (Shanghai) Co., Ltd. (“PPcredit”) was founded by the founders of the Group to provide data collection services. The Group mainly uses PPcredit as a data provider since PPcredit was established. The price for the service is determined based on the price charged by other market participants.

2 Shanghai Gouya Technology Co., Ltd. (“Gouya”) mainly provides smart vending machine services. The Group now holds 30% interest in Gouya and Gouya became one of the related parties of the Group as the Group’s equity investee.

3 Halodo Limited (“Halodo”) was founded as a holding company within the Group. The Group later disposed of 100% of the interest in Halodo but still holds significant influence over its management and operating policies and Halodo became one of the related parties of the Group.

4 Fuzhou Rongheng Information Technology Co., Ltd. (“Fuzhou Rongheng”) mainly provides mediation services. The Group, through one of its subsidiaries, holds 40% of the interest in Fuzhou Rongheng and Fuzhou Rongheng became one of the related parties of the Group as the Group’s equity investee.

5 Shaanxi Zhengyan Information Technology Co., Ltd. (“Shaanxi Zhengyan”) mainly provides mediation services. The group, through one of its subsidiaries, holds 40% of the interest in Shaanxi Zhengyan and Shaanxi Zhengyan became one of the related parties of the Group as the Group’s equity investee.

6 Fuzhou Chengxunda Technology Co., Ltd. (“Fuzhou Chengxunda”) mainly provides mediation services. The group, through one of its subsidiaries, holds 40% of the interest in Fuzhou Chengxunda and Fuzhou Chengxunda became one of the related parties of the Group as the Group’s equity investee.

F-37

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

9. Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Commencing from the year of assessment of 2018, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. No Hong Kong profits tax was provided for as there was no estimated assessable profits tax during the relevant periods.

Indonesia

Under the current laws of Indonesia, the Company’s subsidiaries incorporated in Indonesia are subject to 22% income tax on their taxable income generated from operations in Indonesia.

The PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”), which will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. In December 2023, Shanghai Shanghu was qualified as HNTE and was entitled to a preferential income tax rate of 15% from 2024 to 2026. In 2020, Hainan Shanghu applied for Software Enterprise Status and obtained Software Enterprise Status in 2021. In accordance with PRC EIT Law, Hainan Shanghu is entitled to enjoy full exemption from EIT for two years beginning from 2020 to 2021, and a preferential income tax rate of 12.5% from 2022 to 2024. In 2023, Hainan Shanghu was also qualified as HNTE and was entitled to a preferential income tax rate of 15% from 2024 to 2026. In July 2023, Hainan Shenxin was recognized as Hainan encouraged industrial enterprise and was entitled to a preferential income tax rate of 15%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for the PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on management’s review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, starting from January 1, 2018, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes.

Starting from 2020, the Company decided to remit certain percentage of the annual profits of its PRC subsidiaries to their overseas parent company for dividend distribution purposes. Following on the recognition of Hong Kong tax resident status for a certain subsidiary and profit distribution plan,the Company recognized the withholding tax for the undistributed profit that will be distributed through this Hong Kong resident company at 5%, and the rest at 10%. The Group accrued RMB8 million and RMB23 million withholding tax liabilities in the three-month periods ended March 31, 2024 and 2025, respectively. As of March 31, 2024 and 2025, apart from the subsidiaries mentioned above, no deferred tax liabilities were provided for the accumulated undistributed profits of PRC subsidiaries, respectively. The Group still intends to indefinitely reinvest these remaining undistributed earnings in its PRC subsidiaries.

The Group has not accrued any tax for the outside basis difference represented by the accumulated undistributed profits of the consolidated VIEs as, after review, it was determined that relevant tax laws and regulations provide for tax-free transfer of such amounts to the Group’s PRC subsidiaries.

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income during the three-month periods ended March 31, 2024 and 2025 are as follows:

	Three-month periods ended March 31,
	2024	2025
	RMB	RMB

Current income tax expenses	335,343	376,305
Deferred income tax expense	(207,866)	(222,374)
Total	127,477	153,931

F-38

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

9. Taxation (continued)

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2024 and March 31, 2025, valuation allowances on deferred tax assets mainly arising from tax loss carry forwards were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and certain deductible expenses generated by certain unprofitable subsidiaries.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and March 31, 2025, the Group did not have any significant unrecognized uncertain tax positions.

10. Ordinary shares and treasury stock

FinVolution Group adopted a dual class share structure. For the three-month periods ended March 31, 2024 and 2025, the Company repurchased 27,914,725 and 1,387,755 Class A ordinary shares on the open market for an aggregate cash consideration including commission of US$27.3 million (RMB194.0 million) and US$1.9 million (RMB13.7 million). The weighted average price of these shares repurchased were US$0.98 and US$1.37 per share. These issued and repurchased shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity.

For the three-month periods ended March 31, 2024 and 2025, certain Class B ordinary shareholders sold 1,500,000 and nil Class B ordinary shares on the open market which were automatically transferred into Class A ordinary shares upon completion of the transactions.

As of March 31, 2025, 1,550,071,169 ordinary shares have been issued at par value of US$0.00001, including (i) 983,371,169 Class A ordinary shares and (ii) 566,700,000 Class B ordinary shares.

11. Share-based compensation

The Group recognizes share-based compensation, net of estimated forfeitures, on a straight line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the consolidated statements of comprehensive income for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the three-month periods ended March 31, 2024 and 2025.

In June 2013 and October 2017, the Group adopted 2013 Share Incentive Plan (the “2013 plan”) and 2017 Share Incentive Plan (the “2017 plan”), which allows the Group to offer share based incentive awards to employees, officers, directors and individual consultants who render services to the Group by granting options, restricted shares or restricted share units. Awards granted under 2013 plan or 2017 plan are generally subject to a four-year vesting schedule as determined by the administrator of the plans.

Share Options

For the three-month periods ended March 31, 2024 and 2025, total share-based compensation expenses recognized related to the share options were RMB488 and RMB835, respectively. As of March 31, 2025, the unrecognized compensation cost was RMB6,968. These amounts are expected to be recognized over a weighted average period of 3.04 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

The aggregate intrinsic value as of March 31, 2024 and 2025 is calculated as the difference between the exercise prices of the options and the per-share market price.

The weighted average grant-date per-share fair value of options granted during the three-month periods ended March 31, 2024 and 2025 was nil and nil, respectively.

F-39

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

11. Share-based compensation (continued)

RSUs

Total share-based compensation cost for the RSUs amounted to RMB29,801 and RMB33,844 for the three-month periods ended March 31, 2024 and 2025, respectively. As of March 31, 2025, there was RMB326,897 unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 2.39 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

12. Net profit per share

Basic net profit per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net profit per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method.

Basic net profit per share and diluted net profit per share have been calculated in accordance with ASC Topic 260 on computation of earnings per share for the three-month periods ended March 31, 2024 and 2025 as follows:

	Three-month periods ended March 31
	2024	2025
	RMB	RMB

Basic net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	527,701	746,406
Denominator:
Weighted average number of ordinary shares outstanding—basic	1,311,510,218	1,265,759,932
Net profit per share attributable to FinVolution Group’s ordinary shareholders —basic	0.40	0.59

Diluted net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	527,701	746,406

Denominator:
Weighted average number of ordinary shares outstanding—basic	1,311,510,218	1,265,759,932
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	830,528	1,716,845
Ordinary shares issuable upon the vesting of outstanding RSUs using the treasury stock method	28,852,413	48,471,339
Weighted average number of ordinary shares outstanding—diluted	1,341,193,159	1,315,948,116
Net profit per share attributable to FinVolution Group’s ordinary shareholders —diluted	0.39	0.57

F-40

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

13. Commitments and contingencies

(a) Capital and other commitments

The Group was committed to pay up to RMB59 million and RMB55 million for equity investments under various arrangements as of December 31, 2024 and March 31, 2025, respectively. The commitment balance as of December 31, 2024 and March 31, 2025 primarily includes the remaining committed capital of certain investment funds. The Group has also entered into business acquisition agreements under which the Group was committed to pay up to RMB400 million and nil as of December 31, 2024 and March 31, 2025 respectively.

(b) Contingencies

i) VIE Arrangements

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations and cash flows for the periods in which the unfavorable outcome occurs.

The Group accounts for loss contingencies in accordance with ASC Topic 450 “Contingencies” and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss.

Current PRC laws and regulations include limitations on foreign ownership in PRC companies that conduct online business. Specifically, foreign investors are not allowed to own any equity interests in any entity conducting online business. Since the Company is incorporated in the Cayman Islands, neither the Company nor its PRC subsidiary is eligible to conduct online business in the PRC. To comply with PRC laws and regulations, the Company conducts its operations in China through a series of contractual arrangements entered into among its wholly owned PRC subsidiaries, the WOFEs, its affiliated PRC entities, the VIEs and the VIEs’ shareholders.

The VIEs and their subsidiaries hold the licenses that are essential to the operation of the Group’s business. In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, the WOFE and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations.

F-41

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

13. Commitments and contingencies (continued)

(b) Contingencies (continued)

i) VIE Arrangements(continued)

Under PRC Ministry of Commerce (“MOFCOM”) security review rules promulgated in September 2011, a national security review is required for certain mergers and acquisitions by foreign investors raising concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investment, leases, loans, control through contractual arrangements, or offshore transactions. Management, in conjunction with its PRC legal counsel, has concluded there is no need to submit the existing contractual arrangements with consolidated VIEs and its shareholders to the MOFCOM for national security review based upon analysis of the rules. However, there are substantial uncertainties regarding the interpretation and application of the MOFCOM security review rules, and any new laws, rules, regulations or detailed implementation measures in any form relating to such rules. Therefore, the Company cannot be assured that the relevant PRC regulatory authorities, such as the MOFCOM, would not ultimately take a contrary view to the opinion of management and the Company’s PRC legal counsel. If the MOFCOM or other PRC regulatory authority determines that the Company needs to submit the existing contractual arrangements with the VIEs and its shareholders for national security review, the Company may face sanctions by the MOFCOM or other PRC regulatory authority, which may include, among others, requiring the Company to restructure its ownership structure, discontinuation or restriction of operations in the PRC, or invalidation of the agreements that the VIEs have entered into with the VIEs and its shareholders.

In such case, the Company may not be able to operate or control business in the same manner as it currently does, and therefore, may not be able to consolidate the VIEs and their subsidiaries. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations which may adversely impact the financial statements, operations and cash flows of the Company (including restrictions on the Company to carry out business).

If the VIEs and their respective shareholders fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and may materially and adversely affect the results of operations and the financial position of the Company.

In the opinion of management, the likelihood of loss in respect of the Company’s contractual arrangements with the VIEs is remote.

In accordance with the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries (Interim Measures) jointly issued by China Banking Regulatory Commission, or the CBRC, together with three other PRC regulatory agencies in August 2016, a record-filing and licensing regime is introduced. It requires online lending information intermediaries to register with the local financial regulatory authority, update their industrial and commercial registration with the local commercial registration authority to include “online lending information intermediary” in their business scope, and obtain telecommunication business license from the relevant telecommunication regulatory authority. As of the date of this report, the local financial regulatory authorities are still in the process of making detailed implementation rules regarding the filing procedures and the Company has not been permitted to submit such filing application.

F-42

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

13. Commitments and contingencies (continued)

(b) Contingencies (continued)

ii) VIE Enforceability

In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, the WOFEs and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. In addition, shareholders of certain VIEs are founders of the Group, who collectively controls more than 50% of total voting power. Therefore, the enforceability of the contractual agreements between VIEs and their shareholders depends on whether shareholders or their PRC holding entities will fulfill these contractual agreements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements.

14. Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income prior to payment of any dividends. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB8,755,345 or 55.4% of the consolidated net assets of the Group as of March 31, 2025. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders. Furthermore, cash transfers from the Group’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Group, or otherwise satisfy their foreign currency denominated obligations.

F-43

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

15. Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements’ and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries” and the profit of the subsidiaries is presented as “share of profit of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. These statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and March 31, 2025.

	December 31, 2024	March 31, 2025
	RMB	RMB	US$ Note2(f)

Assets
Cash and cash equivalents	76,052	59,858	8,249
Short-term investments	14,566	14,693	2,025
Prepaid expenses and other assets	34,812	23,375	3,221
Amounts due from Group companies	870,209	864,789	119,170
Amounts due from related parties	16,726	16,702	2,302
Investment in subsidiaries[1]	17,900,257	18,684,653	2,574,814
Total assets	18,912,622	19,664,070	2,709,781
Liabilities and Shareholders’ Equity
Accrued expenses and other liabilities	1,493	1,490	205
Amounts due to Group companies	3,707,065	3,697,109	509,475
Dividends payable	-	510,201	70,308
Total liabilities	3,708,558	4,208,800	579,988
Shareholders’ equity :
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2024 and March 31, 2025; 983,371,169 and 983,371,169 issued as of December 31, 2024 and March 31, 2025; 699,550,724 and 700,369,304 outstanding as of December 31, 2024 and March 31, 2025)	64	64	9
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2024 and March 31, 2025; 566,700,000 and 566,700,000 issued and outstanding as of December 31, 2024 and March 31, 2025)	39	39	5
Additional paid-in capital	5,815,437	5,854,162	806,725
Treasury stock (283,820,445 and 283,001,865 shares as of December 31, 2024 and March 31, 2025)	(1,765,542)	(1,772,993)	(244,325)
Statutory reserves	852,723	852,723	117,508
Accumulated other comprehensive income	92,626	76,353	10,522
Retained earnings	10,208,717	10,444,922	1,439,349
Total shareholders’ equity	15,204,064	15,455,270	2,129,793
Total liabilities and shareholders’ equity	18,912,622	19,664,070	2,709,781

1 The subsidiaries consolidate the VIEs and their subsidiaries (including the consolidated trusts).

F-44

FINVOLUTION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

15. Condensed financial information of the parent company (continued)

Statements of comprehensive income

	Three-month periods ended March 31,
	2024	2025
	RMB	RMB	US$ Note 2(f)

Operating expenses
General and administrative expenses	(1,282)	(2,181)	(301)
Profits from operations
Other income, net	3,721	(5,281)	(728)
Income from subsidiaries	525,262	753,868	103,888
Net profit	527,701	746,406	102,859
Net profit attributable to ordinary shareholders	527,701	746,406	102,859

Statements of cash flows

	Three-month periods ended March 31,
	2024	2025
	RMB	RMB	US$ Note 2(f)

Net cash provided by operating activities for Third-parties	3,520	4,153	572
Net cash provided by operating activities	3,520	4,153	572
Collection of loans from Group companies	3,169	9,083	1,252
Cash paid as loans extended to Group companies	(7,037)	(3,664)	(505)
Other investing activities	-	21	3
Net cash provided by (used in) investing activities	(3,868)	5,440	750
Repayment of loans to Group companies	(10,358)	(9,956)	(1,372)
Other financing activities	(194,017)	(3,405)	(469)
Net cash used in financing activities	(204,375)	(13,361)	(1,841)

16. Geographic information

The following table presents revenue by geographic area, the PRC, Indonesia and all other countries, based on the geographic location for the three-month periods ended March 31, 2024 and 2025. No revenue resulting from an individual country other than the PRC and Indonesia accounted for more than 10% of revenue for the presented periods.

	Three-month periods ended March 31,
	2024	2025

Total Revenue
The PRC	2,570,314	2,770,516
Indonesia	475,547	463,538
Others	119,220	246,987
	3,165,081	3,481,041

17. Subsequent events

No subsequent event which had a material impact on the Group was identified through the date of issuance of the financial statements.

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